BB 3/28



SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED MAR 01 2007

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67401

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CSSC Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

755 W. Big Beaver Road, Suite 2000
(No. and Street)

Troy (City) MI (State) 48084 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donna Kraft 248-244-7980
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rehmann Robson
(Name – *if individual, state last, first, middle name*)

5750 New King Street, Suite 200, Troy, MI 48098
(Address) (City) (State) (Zip Code)

PROCESSED
APR 04 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donna M. Kraft, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CSSC Brokerage Services, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JENNIFER L. LaROSE
Notary Public, State of Michigan
County of Oakland
My Commission Expires Dec. 22, 2010
Acting in the County of Oakland

[signature]
Notary Public

[signature]
Signature

Financial & Operations Principal
Controller
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CSSC BROKERAGE SERVICES, INC.

(a wholly-owned subsidiary of Consulting Services Support Corporation)
Troy, Michigan

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION
AND
INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

For the Year Ended
December 31, 2006

CSSC BROKERAGE SERVICES, INC.
(a wholly-owned subsidiary of Consulting Services Support Corporation)

TABLE OF CONTENTS

* * * * *



REHMANN ROBSON

Certified Public Accountants

A member of THE REHMANN GROUP An Independent Member of Baker Tilly International

INDEPENDENT AUDITORS' REPORT

February 23, 2007

Board of Directors
CSSC Brokerage Services, Inc.
Troy, Michigan

We have audited the accompanying statement of financial condition of ***CSSC Brokerage Services, Inc.*** (a wholly-owned subsidiary of Consulting Services Support Corporation) as of December 31, 2006, and the related statements of operations, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ***CSSC Brokerage Services, Inc.*** as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Computation of Net Capital on page eight is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rehmann Robson

5750 New King Street • Suite 200 • Troy, MI 48098 • 248.952.5000 • Fax 248.952.5750 • www.rehmann.com

CSSC BROKERAGE SERVICES, INC.
(a wholly-owned subsidiary of Consulting Services Support Corporation)

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

ASSETS

Assets		
Cash and cash equivalents	$	144,177
Prepaid expenses		3,240
Total assets	**$**	**147,417**

STOCKHOLDER'S EQUITY

Stockholder's equity		
Common stock - no par value authorized, issued, and outstanding 60,000 shares,	$	166,000
Accumulated deficit		(18,583)
Total stockholder's equity	**$**	**147,417**

The accompanying notes are an integral part of these financial statements.

CSSC BROKERAGE SERVICES, INC.
(a wholly-owned subsidiary of Consulting Services Support Corporation)

STATEMENT OF OPERATIONS

Year Ended December 31, 2006

Expenses		
General and administrative	$	20,275
Other income		
Interest		1,692
Net loss	**$**	**(18,583)**

The accompanying notes are an integral part of these financial statements.

CSSC BROKERAGE SERVICES, INC.
(a wholly-owned subsidiary of Consulting Services Support Corporation)

STATEMENT OF STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2006

	Common Stock		Accumulated	Stockholder's
	Shares	**Amount**	**Deficit**	**Equity**
Balances - January 1, 2006	**360**	**$ 1,000**	**$ -**	**$ 1,000**
Proceeds from the issuance of common stock	59,640	165,000	-	165,000
Net loss	-	-	(18,583)	(18,583)
Balances - December 31, 2006	**60,000**	**$ 166,000**	**$ (18,583)**	**$ 147,417**

The accompanying notes are an integral part of these financial statements.

CSSC BROKERAGE SERVICES, INC.

(a wholly-owned subsidiary of Consulting Services Support Corporation)

STATEMENT OF CASH FLOWS

Year Ended December 31, 2006

Cash flows from operating activities	
Cash paid to vendors	$ (23,515)
Interest received	1,692
Net cash used in operating activities	**(21,823)**
Cash flows from financing activities	
Proceeds from issuance of common stock	**165,000**
Cash received from related parties	900
Net cash provided by financing activities	**165,900**
Net increase in cash and cash equivalents for the year	**144,077**
Cash and cash equivalents, beginning of year	100
Cash and cash equivalents, end of year	**$ 144,177**

Reconciliation of Net Loss to Net Cash Used in Operating Activities

Net loss	**$ (18,583)**
Adjustment to reconcile net loss to net cash used in operating activities	
Changes in operating assets and liabilities which provided (used) cash	
Prepaid expenses	(3,240)
Net cash used in operating activities	**$ (21,823)**

The accompanying notes are an integral part of these financial statements.

CSSC BROKERAGE SERVICES, INC.
(a wholly-owned subsidiary of Consulting Services Support Corporation)

NOTES TO FINANCIAL STATEMENTS

---

1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

CSSC Brokerage Services, Inc. (the "Company") was incorporated on February 28, 2001, under the laws of the State of Michigan. The Company is a securities broker-dealer that introduces transactions and accounts on a fully-disclosed basis and does not carry customer accounts or hold customer securities. The Company is registered with the U.S. Securities and Exchange Commission and the National Association of Securities Dealers (NASD) . The Company commenced operating activities in 2007.

Cash and Cash Equivalents

Cash and cash equivalents includes commercial checking and savings accounts and all highly-liquid debt instruments with original maturities of three months or less when purchased.

Allocation in Lieu of Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. The Company currently has no formal income tax sharing agreement with the Parent and, as such, income taxes have been determined as if the Company filed on a separate return basis.

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and federal income tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the year plus or minus the change during the year in deferred tax assets and liabilities. There are no significant temporary differences that give rise to deferred income taxes.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year. Actual results could differ from those estimates.

2. NET CAPITAL

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital of $50,000 at December 31, 2006, and requires that aggregate indebtedness, as defined, not exceed 8 times net capital, as defined. At December 31, 2006, the Company's net capital is $144,177, which was $94,177 in excess of its required net capital, and the ratio of the Company's aggregate indebtedness to the Company's net capital is 0.0 to 1.0.

* * * * *

Supplementary Information

CSSC BROKERAGE SERVICES, INC.

(a wholly-owned subsidiary of Consulting Services Support Corporation)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2006

Net Capital	
Total stockholder's equity qualified for net capital	$ 147,417
Deduct non-allowable assets - other	3,240
Net capital before haircuts on securities positions	144,177
Less haircuts on securities positions	-
Net capital	**$ 144,177**
Aggregate Indebtedness	
Items included in statement of financial condition	-
Total aggregate indebtedness	**$ -**
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required	**$ 50,000**
Excess Net Capital	$ 94,177
EXCESS NET CAPITAL AT 1000%	$ 144,177
RATIO - AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.0000%
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part IIA of Form X-17A-5 as of December 31) -	
Net capital, as reported in Company's Part IIA FOCUS report	$ 144,177
Net capital per above	144,177
Difference	**$ -**

See independent auditors report.



REHMANN ROBSON

Certified Public Accountants

A member of THE REHMANN GROUP An Independent Member of Baker Tilly International

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

February 23, 2007

Board of Directors
CSSC Brokerage Services, Inc.
Troy, Michigan

In planning and performing our audit of the financial statements and supplementary schedule of ***CSSC Brokerage Services, Inc.*** (the Company) (a wholly-owned subsidiary of Consulting Services Support Corporation) as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related

5750 New King Street • Suite 200 • Troy, MI 48098 • 248.952.5000 • Fax 248.952.5750 • www.rehmann.com

costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be used by anyone other than these specified parties.

Rehmann Robson

END